UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

NETGEAR, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64111Q104

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111Q104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shamrock Capital Growth Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,597,501

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,597,501

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,597,501

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 16.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shamrock Capital Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,597,501

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,597,501

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,597,501

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 16.1%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shamrock Holdings of California, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,597,501

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,597,501

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,597,501

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 16.1%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stanley P. Gold

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,597,501

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,597,501

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,597,501

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 16.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shamrock Capital Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 198,593

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 198,593

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 198,593

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer NETGEAR, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 4500 Great American Parkway Santa Clara, CA 95054

Item 2.
	(a)	Name of Person Filing
The statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(1) Shamrock Capital Growth Fund, L.P. (the “Fund”);
(2) Shamrock Capital Partners, L.L.C. (“SCP”);
(3) Shamrock Holdings of California, Inc. (“SHOC”);
(4) Stanley P. Gold; and
(5) Shamrock Capital Advisors, Inc. (“SCA”)
	(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for each of the Reporting Persons is 4444 Lakeside Drive, Burbank, CA 91505.
(c)

Citizenship

(1) The Fund is a Delaware limited partnership.

(2) SCP is a Delaware limited liability company.

(3) SHOC is a California corporation.

(4) Mr. Gold is a citizen of the United States.

(5) SCA is a Delaware corporation.

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share.
	(e)	CUSIP Number 64111Q104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

(1)     The Fund may be deemed to beneficially own the 4,597,501 Shares directly held by it.

(2)     SCP, as the general partner of the Fund, may be deemed to beneficially own the 4,597,501 Shares held by the Fund.

(3)     Stanley P. Gold and SHOC, as the managing members of SCP, may each be deemed to beneficially own the 4,597,501 Shares held by the Fund.

(4)     SCA, which is a related party to the Fund, may be deemed to beneficially own the 198,593 Shares directly held by it.

(5)     After aggregating the Shares held by the Fund and SCA, the Reporting Persons may each be deemed to beneficially own 4,796,094 Shares.

Each of SCP, SHOC and Stanley P. Gold hereby disclaim beneficial ownership of the Shares which are the subject of this Schedule 13G, and nothing contained in this Schedule 13G shall be construed as an admission that any such person is, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise, the beneficial owner of any securities covered by this Schedule 13G.

In addition, the Fund disclaims beneficial ownership of those Shares held by SCA, and SCA disclaims beneficial ownership of those Shares held by the Fund.  Nothing contained in this Schedule 13G shall be construed as an admission that either the Fund, on the one hand, or SCA, on the other, is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Shares held by SCA or the Fund, respectively.

	(b)	Percent of class:

Based upon the 28,541,316 Shares reported as issued and outstanding in the Issuer’s most recent quarterly report on Form 10-Q:

(1)     The 4,597,501 Shares which may be deemed to be beneficially owned by each of the Fund, SCP, Stanley P. Gold and SHOC represent 16.1% of the total number of the outstanding Shares;

(2)     The 198,593 Shares which may be deemed to be beneficially owned by SCA represent 0.7% of the total number of outstanding Shares; and

(3)     The 4,796,094 Shares which are the subject of this Schedule 13G represent 16.8% of the total number of outstanding Shares.

	(c)	Number of shares as to which the person has:

The Fund:
	(i)	Sole power to vote or to direct the vote 4,597,501
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 4,597,501
	(iv)	Shared power to dispose or to direct the disposition of 0
SCP:
	(i)	Sole power to vote or to direct the vote 4,597,501
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 4,597,501
	(iv)	Shared power to dispose or to direct the disposition of 0
SHOC:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 4,597,501
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 4,597,501
Stanley P. Gold:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 4,597,501
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 4,597,501
SCA:
	(i)	Sole power to vote or to direct the vote 198,593
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 198,593
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The partners of the Fund have a right to receive dividends or distributions paid with respect to, or proceeds from the sale of, the Shares held by the Fund in accordance with their interests in the Fund, on the terms of, and subject to the conditions set forth in, the Fund’s partnership agreement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2004

SHAMROCK CAPITAL GROWTH FUND, L.P.

By:	Shamrock Capital Partners, L.L.C.,
Its General Partner

By:	/s/ Stephen D. Royer
	Name:	Stephen D. Royer
	Title:	Executive Vice President

SHAMROCK CAPITAL PARTNERS, L.L.C.

By:	/s/ Stephen D. Royer
	Name:	Stephen D. Royer
	Title:	Executive Vice President

SHAMROCK CAPITAL ADVISORS, INC.

By:	/s/ Stephen D. Royer
	Name:	Stephen D. Royer
	Title:	Managing Director

STANLEY P. GOLD

/s/ Stanley P. Gold

SHAMROCK HOLDINGS OF CALIFORNIA, INC.

By:	/s/ Stanley P. Gold
Name: Stanley P. Gold
Title: President and Chief Executive Officer

Exhibit Index

Document

Exhibit 1	—	Joint Filing Agreement, among, the Fund, SCP, SHOC, Stanley P. Gold and SCA.